                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Interlinq Software Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   4587531000
                                 (CUSIP Number)

                                 J.D. Delafield
                            W.R. Hambrecht + Co., LLC
                              550 Fifteenth Street
                             San Francisco, CA 94103
                                 (415) 551-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 23, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip Number 4587531000
Page 2 of 8 Pages



1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   William R. Hambrecht

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X]  (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

   PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
     -0-

8   SHARED VOTING POWER
     372,492

9   SOLE DISPOSITIVE POWER
     -0-

10  SHARED DISPOSITIVE POWER
     372,492

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     372,492

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.27%

14  TYPE OF REPORTING PERSON

     IN

Cusip Number 4587531000
Page 3 of 8 Pages



1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Ironstone Group, Inc.
   952829956

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [X] (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

   WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
     -0-

8   SHARED VOTING POWER
     372,492

9   SOLE DISPOSITIVE POWER
     -0-

10  SHARED DISPOSITIVE POWER
     372,492

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     372,492

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.27%

14  TYPE OF REPORTING PERSON

     CO

Cusip Number 4587531000
Page 4 of 8 Pages



This Schedule 13D is being filed by each reporting person with respect to shares of the issuer's common stock beneficially owned by such reporting person, as described in Item 5 below.

ITEM 1.  SECURITY AND ISSUER.

The reporting person is the holder of shares of the Common Stock (the "Stock") of Interlinq Software Corporation, a Washington corporation (the "Company" or "Interlinq"), 11255 Kirkland Way, Kirkland, Washington 98033.

ITEM 2.  IDENTITY AND BACKGROUND.

        (a), (b) & (c) The following information is given with respect to the persons filing this statement:

WILLIAM R. HAMBRECHT is a United States citizen whose business address is 550 Fifteenth Street, San Francisco, California 94103. His principal occupation is President of W.R. Hambrecht + Co., LLC.


IRONSTONE GROUP, INC. ("Ironstone") is a Delaware corporation that was incorporated in 1972. Prior to 1988 Ironstone was known as OXOCO, Inc. Ironstone's principal office is located at One Bush Street, Suite 1240, San Francisco, California 94104. Ironstone's shares of common stock are listed in the "pink sheets," and Ironstone consolidates the financial statements of its majority-owned subsidiaries Belt Perry Associates, Inc., an Arizona corporation, Belt Perry Associates, Inc., a California corporation, Taxnet, Inc., an Arizona corporation, and DeMoss Corporation, a California corporation.

Name                 Position               Address                        Principal Occupation (Business)
----                 --------               -------                        -------------------------------
Robert W. Rembowski  Chief Executive        Ironstone Group, Inc.          Chief Executive Officer, Treasurer and Secretary
                     Officer, Treasurer     One Bush Street, Suite 1240    of Ironstone
                     and Secretary          San Francisco, CA 94104

Edmund H. Shea, Jr.  Director               655 Brea Canyon Road           Vice President of J.F. Shea Co., Inc.
                                            Walnut, CA 91789               (construction and venture capital)



        (d) & (e) To the best of the knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) All individuals referred to above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All shares of Stock of the Company were purchased with the funds of the reporting person as listed in Item 5.

ITEM 4.  PURPOSE OF THE TRANSACTION.

William R. Hambrecht and Ironstone originally acquired their shares for general investment purposes.

William R. Hambrecht and his related investment firm, W.R. Hambrecht + Co., LLC, have initiated discussions with the Company regarding an extraordinary transaction involving the Company, which may take the form of a merger, recapitalization or reorganization, or some combination thereof. In such a transaction, a substantial majority of the currently outstanding shares of Stock of the Company would be exchanged for cash and Mr. Hambrecht, W.R. Hambrecht + Co., LLC or affiliates of one or both, or some combination thereof, would hold a majority of the outstanding shares of Stock of the Company upon consummation of the transaction. To date, Mr. Hambrecht and W.R. Hambrecht + Co., LLC have been considering offering a cash price per share of approximately $8.50.

Cusip Number 4587531000
Page 5 of 8 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Based on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, there were 5,122,553 shares of Stock outstanding as of November 6, 1998. The following summarizes the shares of the Company beneficially owned by the reporting person:

                         Number of Shares of Stock    Number of Shares of Stock       Percentage of Class
Investor                 (but for Rule 13d-5(b)(1))     Beneficially Owned            Beneficially Owned
--------                 --------------------------     ------------------            ------------------
William R. Hambrecht           109,292                        372,492                      7.27%
 Ironstone Group, Inc.         263,200                        372,492                      7.27%

Beneficial ownership of 263,200 shares of Stock otherwise beneficially owned by Ironstone is attributed to William R. Hambrecht by virtue of Rule 13d-5(b)(1) of the Commission and beneficial ownership of 109,292 shares of Stock otherwise beneficially owned by William R. Hambrecht is attributed to Ironstone by virtue of such rule. Of the 109,292 shares beneficially owned by Mr. Hambrecht, 47,942 shares are owned by The Hambrecht 1980 Revocable Trust and 61,800 shares are owned by W. R. Hambrecht + Co., LLC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Ironstone and William R. Hambrecht may be deemed to be acting in concert with respect to the Company, and for such reason have jointly filed this Schedule 13D.

Mr. Hambrecht and Mr. Rembowski, and Mr. Hambrecht and Mr. Shea, have business relationships in matters unrelated to the Company.

W. R. Hamberecht + Co., LLC and the Company signed a Confidentiality/ Nondisclosure Agreement providing for certain confidentiality provisions and porviding for a standstill period of one year with respect to any business combination, recapitalization or other extraordinary transaction involving the Company.

To the best knowledge and belief of the reporting persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A.  Joint Filing Undertaking as required by Rule 13d-1(f).

Cusip Number 4587531000
Page 6 of 8 Pages


SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 3, 1998




                                        /s/ William R. Hambrecht
                                        ----------------------------------------
                                            William R. Hambrecht


                                        IRONSTONE GROUP, INC.



                                        By:    /s/ Robert W. Rembowski
                                           -------------------------------------
                                             Robert W. Rembowski
                                             Chief Executive Officer

Cusip Number 4587531000
Page 7of 8 Pages


                                  EXHIBIT INDEX

                                                                               PAGE
Exhibit A            Joint Filing Undertaking............................         8


Cusip Number 4587531000
Page 8 of 8 Pages

                            JOINT FILING UNDERTAKING


The undersigned being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED:  December 3, 1998




                                        /s/ William R. Hambrecht
                                        ----------------------------------------
                                            William R. Hambrecht



                                        IRONSTONE GROUP, INC.



                                        By:    /s/ Robert W. Rembowski
                                           -------------------------------------
                                             Chief Executive Officer